[Nuo Therapeutics Letterhead]

August 4, 2017

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.W.
Washington, D.C. 20549

Re:	Nuo Therapeutics, Inc. Registration Statement on Form S-1 Initially filed April 11, 2017 Registration No. 333-217241

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Nuo Therapeutics, Inc. (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of its Registration Statement on Form S-1 (File No. 333-217241), together with all exhibits thereto, initially filed on April 11, 2017, as subsequently amended (collectively, the “Registration Statement”).

Due to prevailing market conditions, the Company has determined not to utilize the Registration Statement for a public offering at this time. The Company hereby confirms that no securities have been or will be sold pursuant to the Registration Statement.

The Company requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

If you have any questions with respect to this matter, please contact Roland S. Chase of Hill Ward Henderson at (813) 222-3125.

Yours truly,

/s/ David E. Jorden
Chief Executive Officer and
Chief Financial Officer